EXHIBIT 10.1

EMPLOYMENT AGREEMENT

            THIS AGREEMENT made as of April 14, 2005 by and between BUTLER INTERNATIONAL, INC., a Maryland corporation having its principal offices at 110 Summit Avenue, Montvale, New Jersey 07645 (hereinafter referred to as "Butler"), and Mr. Thomas J. Considine, Jr. residing at 1523 Monticello Drive, Gladwyne, PA  19035 (hereinafter referred to as "Considine").

W I T N E S S E T H:

            WHEREAS, Butler desires to employ Considine as a Senior Vice President and the Chief Financial Officer of Butler on the terms and conditions set forth in this Agreement; and

            WHEREAS, Considine wishes to accept this position on the terms and conditions set forth in this Agreement.

            NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained, the parties agree as follows:

            First:                 Employment

            (a)        Employment.  Butler hereby confirms and agrees that Considine will be appointed to serve as a Senior Vice President and the Chief Financial Officer of Butler.  In his capacity as Senior Vice President and the Chief Financial Officer of Butler, Considine shall report directly to Butler's Chief Executive Officer.

            (b)        Considine's Acceptance.  Considine hereby accepts his appointments as a Senior Vice President and the Chief Financial Officer of Butler.

            Second:            Term

            Subject to the provisions governing termination as hereinafter provided, the term of this Agreement shall begin on April 11, 2005 (the "Commencement Date") and shall terminate three years thereafter.  If Considine is then employed by Butler, on each successive anniversary date, the term of this Agreement shall be automatically extended for one additional year such that the remaining term of the Agreement shall then be one (1) year; provided, however, that upon written notice given by either party at least thirty (30) days prior to the next automatic extension, the automatic extension right may be terminated.

            Third:               Compensation

            (a)        Base Compensation.  For all services rendered by Considine under this Agreement, Butler shall pay Considine a salary of $235,000 per year, payable in semi-monthly installments in accordance with Butler's standard payroll practices.  On an annual basis beginning April 1, 2006, the salary payable to Considine may be adjusted by Butler at its sole discretion.  Considine's annual salary, as from time to time adjusted by Butler, is hereinafter referred to as "Base Compensation".

            (b)        Bonus Plans.  Butler will establish a bonus plan for Considine, the terms and conditions of which will be at Butler's sole discretion, but which shall provide that Considine will be eligible for an annual formula bonus of up to $100,000 based on the achievement of mutually agreed upon goals and objectives, including a guarantee of $50,000 for calendar 2005.

            (c)        At the Commencement Date, Considine shall receive a signing bonus in the amount of $75,000.

(d)        Considine will receive a car allowance of $800.00 per month.  Considine will be reimbursed for company travel other than commuting to and from the office from his home at the current rate of mileage as set by Butler.

(e)        Considine will receive additional reimbursement for relocation and moving expenses as agreed to by Butler.  Butler will provide reimbursement of real estate commissions to sell Considine's residence.

            Fourth:             Extent of Services

            (a)        Considine will initially be responsible for the operational and strategic activities of the finance and accounting departments, the financial functions of all of Butler's subsidiaries and divisions, corporate banking, capital structure, investor relations, audit functions and such other duties as may be assigned to Considine by Butler, although Butler reserves the right to modify these responsibilities at its discretion.  Further, Considine will also work closely with the Audit Committee of the Board of Directors.

(b)        Considine shall devote his entire time, attention and energies to the business of Butler (and its various subsidiaries) and shall not during the term of this Agreement be engaged in any other business activity whether or not such business activity is pursued for gain, profit or other pecuniary advantage; but this shall not be construed as preventing Considine from investing his assets in companies or other entities in such form or manner as will not require any services on the part of Considine in the operation of the affairs of such companies or entities in which such investments are made, and, with respect to companies or other entities which are competitors of Butler, where Considine's investment does not represent in excess of one percent (1%) of the outstanding equity of such company or entity.

            Fifth:                 Working Facilities

            Considine shall be furnished with facilities and services reasonably suitable to his position and adequate for the performance of his duties.  Considine shall be employed at 200 East Las Olas Boulevard, Fort Lauderdale, Florida 33305 and shall travel to the extent necessary to fulfill his duties in his discretion.

            Sixth:                Ownership and Disclosure of Information

            (a) Generally.  The parties acknowledge that Butler and its affiliates (individually and collectively, the "Companies"), have developed and intend to continue the development of and to formulate, acquire and use commercially valuable technical and non-technical information, design and specification documents, concepts, technology, know-how, improvements, proposals, patent applications, techniques, marketing plans, strategies, forecasts, inventions (not limited by the definition of an invention contained in the United States Patent Laws), Trade Secrets (as defined in Sec. 3426.1(d) of the Uniform Trade Secrets Act) and processes which are considered proprietary by the Companies, particularly including, without limitation, customer and supplier lists, books and records, computer programs, pricing information and business plans (collectively, the "Proprietary Information").  It is necessary for the Companies to protect the Proprietary Information by patents or copyrights or by holding it secret and confidential.

             (b)        Access to Proprietary Information.  The parties acknowledge that Considine has access to the Proprietary Information and that the disclosure or misuse of such Proprietary Information could irreparably damage the Companies and/or their respective clients or customers.

            (c)        Nondisclosure to others.  Except as directed by Butler in writing or verbally, Considine shall not at any time during or after the term of his employment (the "Term") disclose any Proprietary Information to any person whatsoever, examine or make copies of any reports or other documents, papers, memoranda or extracts for use other than in connection with his duties with Butler or utilize for his own benefit or for the benefit of any other party any such Proprietary Information and will use reasonable diligence to maintain the confidential, secret or proprietary character of all Proprietary Information, provided, however, that Considine may disclose any of such Proprietary Information if compelled to do so by a court or governmental agency, provided further, however, that to the extent allowed by law, Considine shall give Butler three business days notice prior to such disclosure.

            (d)        Considine agrees that any inventions, discoveries, improvements, or works which are conceived, first reduced to practice, made, developed, suggested by, or created in anticipation of, in the course of or as a result of work done under this Agreement by Considine shall become the absolute property of Butler.  Considine further agrees that all such inventions, discoveries, improvements, creations, or works, and all letters, patent or copyrights that may be obtained therefore shall be the property of Butler, and Considine agrees to do every act and thing requisite to vest said patents or copyrights in Butler without any other or additional consideration to Considine than herein expressed.

            (e)        Survivability.  Considine acknowledges that his obligations hereunder shall continue beyond the Term with respect to any Proprietary Information (as defined in Article Sixth, paragraph (a) hereof) which came into his possession during the Term.

            Seventh:           Expenses

            Considine is authorized to incur reasonable expenses for promoting the business of Butler, including expenses for entertainment, travel and similar items but only in accordance with Butler policies, as from time to time adopted.  Butler will reimburse Considine for all such reasonable expenses upon the presentation by Considine, from time to time, of an itemized account and documentation of such expenditures in sufficient detail to allow Butler to claim an income tax deduction for each paid item, if such item is deductible.

            Eighth:              Fringe Benefits

            (a)        Participating in General Plans.  Considine shall have such employee benefits (including medical and dental insurance, life insurance, 401(k) and disability insurance plans) as Butler shall from time-to-time establish, promulgate or keep in effect for the benefit of its management level employees.  Such benefits will include company paid medical and dental insurance for Considine and his family under Butler's medical and dental insurance plans.  Considine shall be required to comply with, and be entitled to benefits only in accordance with, the terms and conditions of such plans.  Nothing contained in this paragraph (a) of Article Eighth, however, shall be construed to require Butler to establish any life, disability or medical or dental insurance plans not in existence on the date hereof, to continue any plans in existence on the date hereof, to prevent Butler from modifying and/or terminating any of the plans in existence on the date hereof or otherwise require Butler to take special steps to insure the eligibility of Considine or his dependents under the provisions of such plans, and no such act or omission shall be deemed to affect this Agreement or to require modification of the compensation, additional benefit or other provisions contained herein.

            (b)        Stock Options.  At the Commencement Date, Considine shall receive a stock option to purchase 100,000 shares of Butler common stock at fair market value on the date of grant, such option to vest ratably over a 4-year period.  Considine shall be entitled to the grant of additional stock options as from time to time determined in the sole discretion of the Board of Directors.

            (c)        Stock Grant.  At the Commencement Date, Considine shall receive a grant of 50,000 shares of Butler common stock, which grant shall vest ratably over a 3-year period.

            (d)        Vacation.  Considine shall be entitled each year to a vacation of four (4) weeks, during which time his compensation shall be paid in full.

            Ninth:               Butler's Right to Terminate For Cause

            (a)        Cause.  Butler may at any time during the term of this Agreement discharge Considine for "cause."  The term "cause" is defined herein as Considine's (i) misappropriation of corporate funds, fraud, embezzlement or other illegal conduct to the detriment of Butler, (ii) negligence in the execution of his material assigned duties or Considine's voluntary abandonment of his job for any reason other than disability; (iii) refusal or failure, after not less than 20 days written notice that such refusal or failure would constitute a default hereunder, to carry out any reasonable and material direction from the Board of Directors given to him in writing; (iv) conviction of a felony; (v) material breach or violation of the terms of this Agreement, which breach or violation shall not have been fully cured (as determined by the Board of Directors acting in good faith) by Considine within 20 days after receipt of written notice of the same from the Board of Directors; (vi) Considine's death or disability (except that, in the event of Considine's disability, Butler shall, at Considine's request, prior to discharge, grant Considine a leave of absence of up to six months or such longer period of time as may be required by law); or (vii) Considine's engagement in drug or alcohol abuse.  Considine shall be terminated only following a finding of "cause" in a resolution adopted by majority vote of the Board of Directors of Butler.

            (b)        No Rights Following Cause Termination.  Following a termination of Considine's employment with Butler "for cause" pursuant to paragraph (a) of this Article Ninth:  (i) all rights and liabilities of the parties hereto shall cease and this Agreement shall be terminated (subject to the continuing obligations of Considine pursuant to Article Sixth and Twelfth hereof); and (ii)  Considine shall not be entitled to receive any severance benefits, salary, other benefits or compensation of any kind (except for health insurance continuation as required by COBRA, salary accrued through the date of termination and accrued vacation pay as required by law) either as consideration for his employment or in connection with the termination of his employment.  In the event that Considine asserts that his voluntary termination was actually a constructive termination, Butler shall be entitled to assert as "cause" for such termination any grounds present at the time of such termination which the Board of Directors could have asserted as "cause" if called upon to terminate Considine.

            Tenth:               Termination Without Cause

            (a)        Rights Following Termination Without Cause.  Should Considine be discharged by Butler at any time during the term of this Agreement except as provided in Article Ninth, Butler hereby agrees to pay Considine within thirty (30) days from such discharge the lesser of one year's Base Compensation or the Base Compensation that would otherwise be paid to him over the remaining term of this Agreement, with a minimum of nine (9) months base compensation.

            (b)        No Additional Rights.  Except as set forth above in paragraph (a) of this Article Tenth following a termination of Considine's employment by Butler other that pursuant to Article Ninth above and Article Eleventh below:  (i) all rights and liabilities of the parties hereto shall cease and this Agreement shall be terminated (subject to the continuing obligations of Considine pursuant to Articles Sixth and Twelfth); and (ii) Considine shall not be entitled to receive any severance benefits, salary, other benefits or compensation of any kind (except for health insurance continuation as required by COBRA and accrued vacation pay as required by law) either as consideration for his employment or in connection with the termination of his employment.

            Eleventh:           Right to Voluntary Termination by Considine

            (a)        Conditions for Termination by Considine.  In the event that:

                        (i)         Any "person" becomes a "beneficial" owner, "directly or indirectly", of stock of Butler representing 50% or more of the total voting power of Butler's then outstanding stock, without the written consent of the Board of Directors of Butler; or

                        (ii)        Butler is acquired by another entity through the purchase of substantially all of its assets, the purchase of all of its outstanding voting securities or a combination thereof, and following such acquisition, Edward M. Kopko does not remain as Chief Executive Officer and Chairman of the Board of Directors of Butler, or the acquisition is without the written consent of the Board of Directors of Butler; or

                        (iii)       Butler is merged with another entity, consolidated with another entity or reorganized in a manner in which any "person" is or becomes a "beneficial" owner, "directly or indirectly", of stock of the surviving entity representing 50% or more of the total voting power of the surviving entity's then outstanding stock, and, following such merger, consolidation or reorganization, Edward M. Kopko does not remain as Chief Executive Officer and Chairman of the Board of Directors of Butler or of the resultant entity, or the merger, consolidation or reorganization is without the written consent of the Board of Directors of Butler;

            then, if following any of the events set forth in clauses (i), (ii) or (iii), Considine's duties are substantially altered or Considine is demoted for cause, Considine shall have the right and option to voluntarily terminate this Agreement upon written notice to Butler.  All terms used in quotations in clauses (i) and (iii) shall have the meanings assigned to such terms in Section 13 of the Securities Exchange Act of 1934 and the rules, regulations, releases and no-action letters of the Securities and Exchange Commission promulgated thereunder or interpreting any of the same.  For purposes of clauses (i) and (iii), the term "affiliate" shall have the meaning assigned to such term in Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the releases and no-action letters interpreting the same.

            (b)        Rights Following Voluntary Termination After a Change of Control.  Following any voluntary termination of employment by Considine pursuant to paragraph (a) of this Article Eleventh, Considine shall be entitled to be paid by Butler, within thirty (30) days of such termination by Considine, one year's Base Compensation.  In addition, all of Considine's unvested stock options and stock grants shall vest immediately upon such termination.

             (c)        No Additional Rights.  Except as set forth above in paragraph (b) of this Article Eleventh, if Considine voluntarily terminates his employment with Butler pursuant to paragraph (a) of this Article Eleventh or otherwise:  (i) all rights and liabilities of the parties hereto shall cease and this Agreement shall be terminated (subject to the continuing obligations of Considine pursuant to Articles Sixth and Twelfth); and (ii) Considine shall not be entitled to receive any severance benefits, salary, other benefits or compensation of any kind (except for health insurance continuation as required by COBRA and accrued vacation pay as required by law) either as consideration for his employment or in connection with the termination of his employment.

             (d)        Notice by Considine of Voluntary Termination.  Considine agrees to give Butler four (4) months notice of any voluntary termination of employment, except for termination pursuant to paragraph (a) above.  Upon the giving of such notice, Butler may elect to terminate Considine's employment immediately, and such termination shall be considered a voluntary termination by Considine pursuant to paragraph (c) above.

             Twelfth:            Restrictive Covenant

             Considine covenants and agrees that during the period commencing with the date hereof and ending six (6) months from the date Considine's employment with Butler is terminated for "cause" or by reason of Considine's voluntary termination of employment from Butler (the "Non-Compete Period"), Considine will not compete or attempt to compete with or become associated with any business which competes with the Companies' outsourcing, project management, technical staff augumentation, or any business activities of the Companies existing on or developed subsequent to the date hereof.  Considine covenants and agrees that he will not, without the prior written consent of Butler during the Non-Compete Period:  (a) solicit any customer of the Companies; (b) solicit any contracts which were either being solicited by, or which were under contract with, the Companies by performing or causing to be performed any work which was either being solicited by, or which was under contract with, Butler; or (c) induce any sales, operating, technical or other personnel of the Companies to leave the service, employ or business of the Companies.  Considine agrees that he will not violate this Article Twelfth:  (a) directly or indirectly; (b) in any capacity, either individually or as a member of any firm; (c) as an officer, director, stockholder, partner or Considine of any business; or (d) through or with any persons, relatives (either through blood or marriage), firms, corporations or individuals controlled by or associated with him (each and every such method of violation referred to in clauses (a) through (d) shall hereinafter be referred to as an "indirect violation").  Considine further agrees that doing or causing to be done any of the actions prohibited in this Article Twelfth by means of an indirect violation shall constitute a violation of this Article Twelfth as though violated by Considine, subject to all of the remedies to Butler provided for herein and as otherwise provided by law.

            Thirteenth:        Arbitration; Governing Law.

            Any controversy or claim arising out of, or relating to this Agreement or the breach thereof, shall be settled by binding arbitration in the City of Montvale pursuant to the laws of the State of New Jersey in accordance with the rules then obtaining of the America Arbitration Association, and judgments upon the award rendered my be entered in any court having jurisdiction thereof.  This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New Jersey.  The arbitrators shall have the power in their discretion to award attorneys' fees and other legal costs and expenses to the prevailing party in connection with any arbitration.

            Fourteenth:       Notices

            Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by certified mail to his residence, in the case of Considine, or to its principal office, in the case of Butler.

            Fifteenth:          Waiver of Breach

            The waiver by Butler of a breach of any provision of this Agreement by Considine shall not operate or be construed as a waiver of any subsequent breach by Considine.

            Sixteenth:          Assignment

            The rights and obligations of Butler under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Butler.

            Seventeenth:     Entire Agreement; Written Amendment

            This instrument contains the entire agreement of the parties with respect to the subject matter hereof.  This Agreement may only be amended, modified, extended or discharged and the provisions of this Agreement may only be waived by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

            Eighteenth:        Equitable Relief; Partial Enforcement

            Butler and Considine have agreed that violation or breach of Articles Sixth and Twelfth will result in irreparable injury to the Companies and shall entitle the Companies to equitable relief in addition to any other remedies provided at law.  Butler and Considine have further agreed in the event that only a portion of Articles Sixth or Twelfth shall be deemed enforceable or valid that portion of such Articles as shall be enforceable or valid shall be enforced.  Butler and Considine have further agreed that the court making a determination of the validity or enforceability of such Articles shall have the power and authority to rewrite the restrictions contained in such Articles to include the maximum portion of the restrictions included within such Articles as are enforceable, valid and consistent with the intent of the parties as expressed in such Articles.

            Nineteenth:       Duties Upon Termination.  In the event the employment of Considine is terminated for any reason whatsoever, Considine shall deliver immediately to Butler all computer software, correspondence, letters, contracts, call reports, price lists, manuals, mailing lists, customer lists, advertising materials, ledgers, supplies, equipment, checks, petty cash, and all other materials and records of any kind and other embodiments of information that may be in Considine's possession or under his control which belong to Butler or have been obtained from Butler by Considine, including any and all copies of such items previously described in this paragraph.  Except as stated above, all salary, commissions, benefits and rights thereto cease as of the termination date.

            Twentieth:         Payment of Legal Fees.  Unless otherwise required by law, each party in any litigation or arbitration relating to this Agreement or Considine's employment hereunder shall pay all legal fees, costs of litigation, prejudgment interest, and other expenses incurred in good faith by such party in such litigation or arbitration.

            Twenty-First:    Warranty and Indemnification.     Considine warrants that he is not a party to an agreement or restrictive covenant which would prohibit his employment by Butler or restrict his activities of employment with Butler.  Considine further agrees to indemnify and hold Butler harmless from any and all suits, claims or damages which arise out of the assertion by any other person, firm or entity that such a restrictive covenant or agreement exists, has existed, or operates to control or restrict Considine's activities or conduct of employment by Butler.

            Twenty-Second:  Inducement or Coercion for Employment.  Considine acknowledges that this Agreement has been executed by him without coercion by Butler, and that no representations or inducements of any kind have been made or provided by Butler to obtain Considine's execution of this Agreement other than those specifically contained in this written document.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                                                                    BUTLER INTERNATIONAL, INC.

                                                                                    By:  /s/ Edward M. Kopko
                                                                                    Its:  Chief Executive Officer

                                                                                       /s/ Thomas J. Considine, Jr.
                                                                                    Thomas J. Considine, Jr.